Exhibit 99.1

Tencent Music Entertainment Group Unveils Future Strategy For Long-Form Audio After Crossing 100 Million MAUs Milestone

SHENZHEN, China, April 23, 2021 /PRNewswire/ --Tencent Music Entertainment Group ("Tencent Music," "TME," or the "Company") (NYSE: TME), the leading online music and audio entertainment platform in China, held a press conference in Beijing on April 23, where it shared first-year highlights and new strategies for its long-form audio business, following the successful acquisition of Lazy Audio in March, 2021. At the conference, the Company announced the launch of Lazy Changting (“Lanren Changting”), a new brand formed by the integration of Lazy Audio and Kuwo Changting. This brand launch marks an important step for TME as it amalgamates key resources to unlock significant value from TME's content ecosystem.

Leveraging the Company’s massive music user base, TME has built a unique, two-pronged long-form audio strategy from the ground up to tap into the fast growing but fragmented long-form audio market. It integrated long-form audio tabs and content sections on QQ Music, Kugou Music and Kuwo Music, and also launched a standalone platform Kuwo Changting, which now has been integrated with Lazy Audio and rebranded as Lanren Changting, to pioneer well-rounded visual and audio experience through comics, surround sound and bullet chats, and to ultimately result in the evolution of a purely listening experience to a more immersive and interactive one that offers multi-dimensional enjoyment for users.

Within just a year, as of the end of 2020, the number of TME long-form audio users has reached over 100 million, up more than 230% year-over-year and significantly surpassing the average growth rate for the industry. The Company has quickly built up an extensive long-form content library covering a broad range of categories including audiobooks, audio drama, Chinese comedy, history, relationships, parenting, among other types of audio program. Notable IPs such as Sword Snow Stride, Day and Night and The Graver Robbers’ Chronicles have all witnessed overwhelming user endorsement. In addition, to promote Chinese heritage and traditional culture, TME jointly produces an audio program with the Forbidden City Academy of the Palace Museum, attracting over a dozen renowned academic experts and artists. Finally, TME is also leveraging its relationship with movie stars, singers and other celebrities to create talk shows hosted by these personalities, which enrich the long-form audio content on the platform as well as provide a strong avenue of promotion for both the artists and TME.

“We are pleased to achieve the first milestone of 100 million long-form audio MAUs and are excited to expedite our evolution into a leading all-in-one music and audio entertainment platform in China. The launch of Lanren Changting as part of our two-pronged strategy, and our enriched PGC and UGC content perfectly illustrate our commitment to investment in long-form audio amid our growing ambition in this market,” said Mr. Cussion Kar Shun Pang, TME's Executive Chairman. “In addition to membership and pay per title, our recent foray into ad-based monetization gives our users free access to a vast amount of premium audio content while also enabling content creators to swiftly build a fan base for their artistic expression and monetize their work. As we adopt an entrepreneurial approach to unlock the long-term value of our music and audio content, we believe we are well-positioned to grow our long-form audio user base, establish a thriving and engaging audio ecosystem, and emerge as a key player in China’s fast-growing long-form audio market.”

About Tencent Music Entertainment

Tencent Music Entertainment Group (NYSE: TME) is the leading online music and audio entertainment platform in China, operating the country's highly popular and innovative music apps: QQ Music, Kugou Music, Kuwo Music and WeSing. Tencent Music's mission is to use technology to elevate the role of music in people's lives by enabling them to create, enjoy, share and interact with music. Tencent Music's platform comprises online music, online audio, online karaoke and music-centric live streaming services, enabling music fans to discover, listen, sing, watch, perform and socialize around music. For more information, please visit ir.tencentmusic.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "target," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

Tencent Music Entertainment Group

ir@tencentmusic.com

+86 (755) 8601-3388 ext. 883606